August 13, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Attention:  Mr. H. Roger Schwall

Re:	Clayton Williams Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 25, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 9, 2008
Response Letters Dated June 10 and June 13, 2008
File No. 1-10924

Dear Mr. Schwall:

We submit the following responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the comment letter dated July 16, 2008 (the “Comment Letter”).  For your convenience, we have repeated each comment of the Staff exactly as it appears in the Comment Letter and provided the Company’s response below.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

Principles of Consolidation, page F-8

1.
We have read your response to prior comments 1 and 2, regarding your use of proportionate consolidation for various limited partnerships, and require further clarification.  Please address the following points.

(a)
We understand that you believe you are not required to fully consolidate the limited partnerships for which you are the general partner because the limited partners have substantive kick-out rights and there are no significant barriers to exercise those rights.

Securities and Exchange Commission

August 13, 2008

Please provide us with the details underlying your conclusion that each of the types of barriers listed in paragraph 7(b) of EITF 04-5 were not present in your situation, including conditions on exercise; penalties, operational barriers, and other disincentives; availability of replacement general partners and adequate compensation to attract a qualified replacement; presence or absence of an explicit, reasonable mechanism to vote and exercise such rights; and availability of information necessary to exercise the kick-out rights.

Response:

The following discussion provides details underlying our conclusion that the barriers to the exercise of substantive kick-out rights listed in paragraph 7(b) of EITF 04-5 are not present in the limited partnerships for which we use proportionate consolidation:

•
There are no conditions to the exercise of kick-out rights in the limited partnership agreements that would make it unlikely that those rights could be exercised.  As discussed in more detail below, the limited partnership agreements expressly provide procedures to be followed by limited partners in order to exercise kick-out rights.  These procedures are designed to facilitate the voting process and do not unnecessarily restrict the exercise of kick-out rights.  There are no restrictions that limit the time to exercise kick-out rights or other restrictions that would effectively negate the rights of the limited partners to remove us as general partner or to dissolve and liquidate the limited partnership.

•
There are no financial penalties associated with dissolving and liquidating the limited partnerships or replacing us as the general partner that would act as a significant disincentive for dissolution or removal.  Nor are there any operational barriers associated with dissolving and liquidating the limited partnerships or replacing us as the general partner.  The limited partnerships currently own fractional interests in oil and gas properties.  Some of these properties are operated by us under standard operating agreements.  Other properties are operated by unaffiliated third party operators.  The limited partnerships could continue conducting business with minimal disruption following our removal as general partner.  Under that circumstance, we would continue to operate properties that we currently operate and would treat the limited partnerships as joint owners in accordance with the terms of the standard operating agreements in effect at that time.

•
Considering the large number of companies and individuals that are actively engaged in the oil and gas exploration and production industry in the geographic areas in which the limited partnerships have fractional interests in oil and gas

Securities and Exchange Commission

August 13, 2008

properties, we believe that the limited partners could attract and retain a qualified replacement general partner for any of these limited partnerships.  Moreover, the limited partnership agreements provide for adequate compensation to attract qualified replacements.  Under each agreement, the general partner is entitled to reimbursement (in an amount equal to up to two percent of capital contributions) for costs incurred in managing the limited partnership, including salaries, benefits, legal and professional fees.  Additionally, a replacement general partner has the right to purchase at least 20% of the interests owned by a removed general partner.

•
Each of the limited partnership agreements includes an explicit, reasonable mechanism by which the limited partners may call for and conduct a vote to exercise their kick-out rights.  A meeting may be called by 10% in interest of the limited partners and a simple majority in interest of limited partners may vote to remove the general partner or dissolve the limited partnership.  We are contractually obligated either to abstain from voting any limited partnership interests we hold in a vote to remove us as general partner or to vote our limited partnership interests in the same proportion as the disinterested limited partnership interests are voted if the limited partner interests held by us are necessary to constitute a majority in interest of the limited partners.

•
Under governing state law and the express terms of the limited partnership agreements, the limited partners have access to the books and records of the limited partnership at reasonable times upon reasonable notice.  Upon request, we are also obligated to furnish any limited partner or its representative a list of the current limited partners.

(b)
You clarify that all limited partnerships accounted for using proportionate consolidation are exclusively involved in oil and gas exploration and production; while also indicating that your application is consistent with the guidance in EITF 00-1.  However, you provided us with a supplemental schedule listing the limited partnerships that are proportionately consolidated which includes two such entities in which you appear to have more than a 50% interest, being Southwest Royalties Inc. Income Fund V, and Southwest Royalties Inc. Income Fund VI.

The guidance in paragraph 4 of EITF 00-1 accommodates proportionate consolidation for certain unincorporated legal entities that would otherwise be accounted for under the equity method.  Since you appear to have a controlling interest in each of the two entities mentioned above, it does not appear that these investments would otherwise qualify for the equity method.

Securities and Exchange Commission

August 13, 2008

Given the foregoing, tell us why you believe proportionate consolidation is appropriately applied for the two limited partnerships mentioned, if that is your view.  Similarly, if you are proportionately consolidating any incorporated entities, please identify these entities and explain your position.

Response:
We believe that proportionate consolidation is appropriate for all of the limited partnerships in which we serve as general partner, including the two limited partnerships in which our total economic ownership interest exceeds 50%.  At the time EITF 00-1 was issued, there was little, if any, authoritative guidance on accounting for investments in unincorporated entities, such as limited partnerships.  By analogy to guidance on accounting for common stock in corporate joint ventures, investors in limited partnerships generally applied the equity method to investments in which the investor had the ability to exercise significant influence over the investee, even if the voting interest was less than 50%.  However, in certain industries, including oil and gas exploration and production, there has been a longstanding practice to account for these investments using proportionate consolidation.  EITF 00-1 affirmed this practice with regard to investments in unincorporated legal entities accounted for by the equity method of accounting if the investee is engaged in exploration and production for mineral resources.

EITF 04-5 provided additional guidance on the issue of control, stating that a general partner is presumed to control a limited partnership regardless of the ownership interest unless the limited partners held substantive kick-out rights.  In the absence of control, the accounts of limited partnerships should not be fully consolidated.  Even though we own more than 50% of the financial interests of two of the limited partnerships, we do not control them based on the guidance provided by EITF 04-5.  As indicated in our response to 1(a) above, the limited partners in all of the oil and gas limited partnerships in which we serve as general partner can remove us as general partner with a simple majority vote (exclusive of any limited partner interest held by us or our affiliates), and there are no significant barriers to the exercise of those rights.  Accordingly, we believe it is both appropriate and acceptable to proportionately consolidate our share of the accounts of these limited partnerships.

Further, as an indication of significance of this matter to our financial position and operating results, the unconsolidated portion of our ownership interests in the two limited partnerships in which we own more than 50% represents less than one-half of 1% of our consolidated total assets and consolidated total revenues.

Securities and Exchange Commission

August 13, 2008

(c)
As for the companies listed in Exhibit 21, you indicate that you regard limited partnerships which are proportionately consolidated as subsidiaries, stating that you “…control management of the business of the limited partnerships as general partner,” notwithstanding your conclusions about control under EITF 04-5.

The reference to control in the definition of subsidiary in Rule 1-02(x) of Regulation S-X should be regarded as consistent with the concept of control that is used when answering questions of consolidation, including those that arise in applications of EITF 04-5.  You are required to list significant subsidiaries in Exhibit 21, as defined in Rule 1-02(w) of Regulation S-X.  This list should only include entities that are fully consolidated in your financial statements.

Since the use of proportionate consolidation is applicable only to those unincorporated legal entities that would otherwise qualify for the equity method (i.e. entities which you do not control), following EITF 00-1, we do not expect to see proportionately consolidated entities identified as subsidiaries.

Response:
We revised Exhibit 21, as filed with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, to exclude proportionately consolidated entities.

Oil and Gas Properties, page F-8

2.
We have read the disclosure you proposed to include in future filings of the limited partnerships, responding to prior comment 4, concerning your DD&A policy.  Please also address how you treat estimated future expenditures to develop proved reserves and estimated dismantlement and abandonment costs in your computation, based on the guidance in Regulation S-X Rule 4-10(c)(3)(i).

Response:

Based on the guidance in Regulation S-X Rule 4-10(c)(3)(i), the limited partnerships include any estimated future expenditures to develop proved reserves and estimated dismantlement and abandonment costs in the computation of full cost depletion.  We will cause the limited partnerships to include disclosure related to the treatment of estimated future expenditures to develop proved reserves and estimated dismantlement and abandonment costs in future filings.

Securities and Exchange Commission

August 13, 2008

Definitive Proxy Statement filed March 25, 2008

3.	We note your response to prior comment 8. Please confirm that you will include such explanatory disclosure regarding the “Other Services” in your future filings.

Response:
We confirm that future filings will include explanatory disclosure regarding “Other Services.”

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings, that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us with any further questions or comments.

Sincerely,

/s/ Mel G. Riggs
Mel G. Riggs
Senior Vice President and
Chief Financial Officer